WSi Interactive Corporation
News Release - December 28th, 2000
CDNX: OTC: FWB:	WIZ WIZZF WSJ

WSI ANNOUNCES PROPOSED 10:1 SHARE CONSOLIDATION

WSi is proposing to consolidate its outstanding share capital on the basis of 10 existing shares of the Company for one new share. The current number of issued and outstanding shares is 50,964,445 common shares which will be reduced to 5,096,444 common shares following consolidation. Management of the Company is proposing this consolidation in order to facilitate a future equity financing, further details of which will be announced when available.

The current authorized share capital of the Company consists of 100,000,000 common shares without par value and 20,000,000 preferred shares with par value of $0.001 per share. No preferred shares have been issued. After implementation of the proposed consolidation, the Company's authorized capital will be decreased from 100,000,000 common shares to 10,000,000 common shares and from 20,000,000 preferred shares to 2,000,000 preferred shares. It is the intention of the Company to increase its authorized capital after consolidation to 100,000,000 post-consolidated common shares and 20,000,000 post-consolidated preferred shares.

The Company will also change its name and share symbol. The Company will announce the proposed new name in a subsequent news release.

The share consolidation, increase in authorized share capital and name change are all subject to shareholder and Canadian Venture Exchange approval. The Company has scheduled a Special General Meeting of shareholders for March 5, 2001 to consider these matters.

The Business of WSi

WSi Interactive Corporation is an innovative web development, web management and integrated marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet. WSi builds, manages and markets online businesses in the financial, e-tail and e-commerce, entertainment, and e-advertising sectors.

WSi focuses on companies where it can add significant value through a network of relationships and strategic alliances, using its experience to help companies to build Internet traffic, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com
Fax: 1-877-499-5806

ON BEHALF OF THE COMPANY

Jonathan Mara,
President, CEO and Director

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.